August 29, 2013

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention: Jim Rosenberg, Tabatha Akins, Mary Mast

Re:	Meadowbrook Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 001-14094

Dear Mr. Rosenberg, Ms. Akins and Ms. Mast:

On behalf of Meadowbrook Insurance Group, Inc., we are requesting that the staff of the Securities and Exchange Commission grant us an extension until September 19, 2013, to provide our responses regarding the comment letter we received dated August 22, 2013.

Sincerely,

/s/	Karen M. Spaun
Senior Vice President and
Chief Financial Officer

26255 American Drive, Southfield, MI 48034-6112 P: 248.358.1100, 800.482.2726 F: 248.358.1614 www.meadowbrook.com